OMV

RECEIVED

2004 OCT 18 A 10:36

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045498

News Release

September 27, 2004

SUPPL

www.omv.com

Longer-term financing of Petrom acquisition

OMV continues to review its options with regard to the longer-term financing of the Petrom investment. An equity issue is one of the options being evaluated. As yet, however, no final decision has been made by either the Executive Board or the Supervisory Board as to when, by how much or indeed whether an increase in OMV's share capital will form part of the final financing structure.

OMV has a strong balance sheet and though no official credit rating has ever been sought, we have for several years endeavored to ensure that our financial ratios remain consistent with those of a strong investment grade company. In determining the appropriate financing mix the desire to maintain this prudent long term balance sheet structure is our paramount objective. Future investment plans taken into consideration in this evaluation will be those consistent with OMV's growth targets and with the investment plans already communicated to our shareholders.

PROCESSED

OCT 19 2004

THOMSON FINANCIAL

Notes to editors:

OMV Aktiengesellschaft

With Group sales of EUR 7.64 billion and 6,137 employees in 2003, and a current market capitalization of EUR 5 billion, is Austria´s largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on five continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2000 km pipeline system and transports 41 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world´s leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9.1% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

— Ends —

dlw 10/19

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–September and Q3 2004** on November 11, 2004